Description of Business

Unreal Deli, Inc. ("Unreal Deli" or the "Company") is committed to creating a dynamic, ethical, and principled enterprise devoted to making the best-tasting, most premium, and unprocessed deli products. First, in our category, we will get our clean-ingredient, whole-vegetable-based plant meats to every customer in the audiences we target by securing placement in every restaurant, deli, grocery club store, sandwich chain, campus, hotel, and hospital. And we are already well on our way. We are driven to be a major contributor to making people healthy, healing the planet, and keeping our animals safe and the environment sound. Because we believe that you can make a profit while making a difference.

Originally incorporated on February 22, 2019, in New York State as Unreal Deli Corp. On November 13, 2019, a Certificate of Merger between Unreal Deli Corp., the New York corporation, merged with Unreal Deli Corporation, a Delaware corporation. Then on November 19, 2019, a Restated Certificate of Incorporation was filed in Delaware, changing the name from Unreal Deli Corporation to Unreal Deli Inc.